UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              ----------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the fiscal year ended December 31, 2002.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the transition period from __________ to __________.


                          Commission file number 1-3122

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Covanta Energy Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

Covanta Energy Savings Plan

Independent Auditors' Report

Financial Statements
As of December 31, 2002
and for Year Ended December 31, 2002
Supplemental Schedule
December 31, 2002

COVANTA ENERGY SAVINGS PLAN

TABLE OF CONTENTS
-----------------------------------------------------------------------------


                                                                         Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits as of
    December 31, 2002                                                      2

  Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2002                                           3

  Notes to Financial Statements                                           4-8

SUPPLEMENTAL SCHEDULE-

  Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets
    (Held at End of Year) December 31, 2002                                9

INDEPENDENT AUDITORS' REPORT


Covanta Energy Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Covanta Energy Savings Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & Touche LLP
Parsippany, New Jersey



June 27, 2003

COVANTA ENERGY SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002
-------------------------------------------------------------------------------


ASSETS -
  Investments (Note 3)                                           $ 56,800,405
                                                                 -------------

 Receivables:
   Employer contributions                                              58,773
   Participant contributions                                          120,709
                                                                 -------------

           Total receivables                                          179,482
                                                                 -------------

NET ASSETS AVAILABLE FOR BENEFITS                                $ 56,979,887
                                                                 =============


See notes to financial statements.

COVANTA ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


ADDITIONS:
  Additions to net assets attributed to-
      Interest and dividends                                       $    123,684


    Contributions:
      Participant                                                     7,751,526
      Employer                                                        3,748,614
      Rollovers                                                         266,200
                                                                   -------------

          Total additions                                            11,890,024
                                                                   -------------


DEDUCTIONS:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments (Note 3)           (4,064,687)
    Benefits paid to participants                                      (319,399)
    Administrative expenses                                              (4,473)
                                                                   -------------

           Total deductions                                          (4,388,559)
                                                                   -------------


NET INCREASE IN NET ASSETS AVAILABLE                                  7,501,465
  FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS:
  TRANSFERRED IN FROM OTHER PLANS                                    49,478,422
                                                                   -------------

  END OF YEAR                                                      $ 56,979,887
                                                                   =============


See notes to financial statements.

COVANTA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002
-----------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The following is a brief description of the Covanta Energy Savings Plan (the "Plan"). Participants should refer to the Plan document for more complete information.

    General Information - This is a defined contribution plan with a safe harbor 401(k) feature. This plan was adopted effective January 1, 2002 and is sponsored by Covanta Energy Corporation ("Covanta"). This plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 2002, all eligible employees' ceased participation in prior plans and commenced participation in the Plan. On December 31, 2002, the Covanta Energy Group Profit Sharing Plan and the Covanta Energy Americas, Inc. The Power Savings Plan were merged into the Plan. Also, on March 21, 2003, The Ogden 401(k) Plan was merged in the Plan.

    Administration of the Plan - The Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of Covanta Projects, Inc. (the "Company") and serve as fiduciaries of the Plan. The Benefits Committee has responsibility for administering the Plan and interpretation of the Plan. The Company's Investment Committee (the "Investment Committee") has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

    On April 1, 2002, Covanta and 123 of its domestic subsidiaries (the "Debtors"), which include the Company, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Since April 1, 2002, thirty-one additional subsidiaries of Covanta filed for reorganization under Chapter 11 of the Bankruptcy Code. In addition, four subsidiaries, which had filed for petitions on April 1, 2002, have been sold as part of the bankruptcy proceedings. It is possible that additional subsidiaries will file petitions for reorganization under Chapter 11 and be included as part of Covanta's plan of reorganization.

    Covanta and these subsidiaries (collectively the "Debtors") are currently operating their businesses as debtors in possession pursuant to the Bankruptcy Code. The Debtors' dependence upon, among other things, confirmation of a plan of reorganization, their ability to comply with and if necessary renew the terms of their Debtor in Possession Credit Facility, and their ability to generate sufficient cash flows from operations, asset sales and financing arrangements to meet their obligations, raise substantial doubt about their ability to continue as a going concern. The Debtors' Debtor in Possession Credit Facility includes provisions enabling Covanta and its subsidiaries, to obtain funding for making employer matching contributions to the Plan.

    As a result of publicly disclosed information concerning Covanta and uncertainty of future rules and regulations which may apply to the Plan's investment in Covanta's common stock, the Investment Committee determined that it was in the best interest of the Plan and its participants to discontinue the Covanta Stock Fund as an investment option under the Plan effective March 18, 2002. Additionally, the Plan was amended to allow Plan participants to maintain their investment in the Covanta Stock Fund or, at their discretion, redirect their investment to another investment fund offered under the Plan. Also, on May 16, 2002, the Securities and Exchange Commission granted the application of the New York Stock Exchange, Inc. (the "NYSE") for removal of Covanta's common stock from listing and registration on the NYSE. The removal of such stock became effective at the opening of the trading session on May 17, 2002.

    The Investment Committee decided it was in the best interest of the Plan and its participants to terminate the Covanta Stock Fund effective as of the close of business on June 27, 2003. Participants are permitted to sell any or all of the Covanta Stock Fund held prior to that date. If a participant does not choose to sell their Covanta Stock Fund held prior to the close of business on June 27, 2003, all Covanta Stock Funds held in the participant's account will be sold and the proceeds will be deposited in the T. Rowe Price Stable Value Fund on the participants' behalf.

    Participation - Generally any employee of the Company and any affiliate which participates in the Plan is eligible to participate as of their date of hire. Temporary employees, leased employees, nonresident aliens or parties covered by a collective bargaining agreement that does not specifically provide for participation are not eligible to participate in the plan. Effective January 1, 2002, all active participants of the Covanta Energy Profit Sharing Plan and all active non-union participants of The Power Savings Plan began participating in the Plan.

    Contributions - Participants may elect to contribute to the Plan from one to twenty percent of their annual compensation on a pre-tax basis. The maximum annual compensation that can be applied to the 401(k) deferral for 2002 is $200,000. For 2002, participant pre-tax contributions could not each exceed $11,000 in accordance with Internal Revenue Service ("IRS") regulations. The Company matches employees' pre-tax contributions at a rate of 100 percent up to the first 3 percent of a participant's annual compensation and 50 percent of the next 2 percent of a participant's annual compensation based on the participant's investment selection.

    A participant's elective contributions and Company contributions are invested, at the direction of the participant, in accordance with one of the following items:

        o   100% in one of the investment funds, or

        o   In more than one investment fund allocated in multiples of 1%.

    Loans to Participants - Loans are made to participants at a minimum of $500 and up to the lesser of 50 percent of the vested balance or $50,000 reduced by the excess (if any), of the highest outstanding balance of loans during the one-year period ending on the day before the date of your loan over any outstanding loan balance on the date the loan is made. Loans cannot exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of one year and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence). Participants were prohibited from borrowing funds accumulated in the Covanta Stock Fund. The maximum number of loans outstanding at one time for an employee is two loans with only one of the outstanding loans being a residential loan. The loan interest rate is based on the prime rate plus 1% on the first business day of each month. Loans to participants, which comprise the Loan Fund, are reported at cost, which approximates fair value.

    Vesting - The Plan provides for immediate vesting of all contributions.

    Forfeitures - Participants are immediately vested.

    Form of Benefits - A participant can only receive payout through a lump sum cash distribution. However, a participant becomes entitled to receive a distribution upon the earlier to occur of his or her retirement or a termination of his or her employment. If a Participant's account balance is less than $5,000 upon termination of employment, the account will be automatically distributed. Effective January 1, 2002, the Plan was amended to permit in-service withdrawals upon a participant's attainment of age 59 1/2.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with accounting principles generally accepted in the United States of America.

    Investment Funds - Plan assets are held by T. Rowe Price Trust Company (the "Trustee"). All investments are participant-directed.

    Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the T. Rowe Price U.S. Treasury Money Fund are stated at cost plus investment income, which approximates fair value. Participant loans are valued at the outstanding principal balance due for loans taken from individual accounts, which approximates fair value. Purchase and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

    Amounts for securities that have no quoted market prices represent estimated fair value. The approximate value of the Covanta Stock Fund is the quoted market price of Covanta's stock. The T. Rowe Price Stable Value Common Trust Fund ("Stable Value Fund") invests in benefit-responsive investments and is valued at contract value (cost plus accrued interest), which approximates fair value.

    Distributions to Participants - Benefit payments to participants are recorded when paid.

    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

    Risks and Uncertainties - The Plan provides for various investment options (Note 3). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

    Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

3.    INVESTMENTS

    The following is a summary of the Plan's investments held by the Trustee at December 31, 2002 that represent 5 percent or more of the Plan's net assets:

    Investments at fair value:
      *T. Rowe Price Equity Income Fund                       $ 10,714,616
      *Stable Value Fund                                        12,080,357
       Fidelity Magellan Fund                                    8,563,162
      *T. Rowe Price Blue Chip Growth Fund                       4,985,831
      *T. Rowe Price U.S. Treasury Money Fund                    3,791,808


*Permitted party-in-interest

    During 2002, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $4,064,687 as follows:

    *T. Rowe Price Equity Income Fund                            $ (100,291)
    *T. Rowe Price International Stock Fund                         (59,685)
    *T. Rowe Price Balanced Fund                                    (41,590)
    *T. Rowe Price Spectrum Income Fund                              10,013
    *T. Rowe Price Blue Chip Growth Fund                           (146,778)
    *T. Rowe Price Equity Index 500 Fund                           (140,221)
    *T. Rowe Price Small-Cap Value Fund                             (65,732)
    *T. Rowe Price New Horizons Fund                                (55,613)
    *T. Rowe Price Science & Technology Fund                       (140,625)
    *T. Rowe Price Mid-Cap Growth Fund                              (61,826)
    *Covanta Stock Funds                                         (3,022,854)
      Fidelity Magellan Fund                                       (239,485)
                                                               -------------

                                                               $ (4,064,687)
                                                               =============
*Permitted party-in-interest


4.  INVESTMENT CONTRACTS

    The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. All investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at their fair values. Generally, fair value approximates contract value contributions made plus interest accrued at the contract rates less withdrawals and fees. If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than the contract value. The crediting interest rates at December 31, 2002 for the various investment contracts ranged from 3.34 percent to 7.83 percent. The average yield of the Stable Value Fund for the year ended December 31, 2002 was 5.16 percent.

5.  PLAN TERMINATION

    The Board or the Administrative Committee may amend the Plan at any time. No such amendment, however, may have the effect of diverting to the Company any part of the Plan or of diverting any part of the Plan for any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Plan accrued prior to such amendment. The Board or the Administrative Committee may, however, make such amendments to the extent required to conform the Plan to ERISA or to maintain the continued qualified status of the Plan under the Code.

    The Company expects to continue the Plan indefinitely, but reserves the right to suspend contributions or to modify or terminate the Plan at any time. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

6.  FEDERAL INCOME TAX STATUS

    The Plan has not yet received a favorable determination letter, however, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.  PARTY-IN-INTEREST TRANSACTIONS

    The Covanta Stock Fund invested in Covanta common stock which was traded on the NYSE for 2001 and the first quarter of 2002, and on the National Quotation Bureau's Pink Sheets for the last three quarters of 2002.

    The Plan invests in certain mutual funds managed by the Trustee.

    Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

    These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory administrative exemptions from the Code's and ERISA's rules on prohibited transactions.

                                     ******


COVANTA ENERGY SAVINGS PLAN                                     EIN  13-3213657
                                                                  Plan No.  005
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

--------------------------------------------------------------------------------------


                                               Description    Number of      Market
      Identity of Issue                       of Investment  Share / Units   Value

MUTUAL FUNDS
  *T. Rowe Price Spectrum Income Fund           Mutual Fund       177,847  $ 1,913,635
  *T. Rowe Price Balanced Fund                  Mutual Fund       130,310    2,021,104
  *T. Rowe Price Blue Chip Growth Fund          Mutual Fund       227,145    4,985,831
  *T. Rowe Price Equity Income Fund             Mutual Fund       541,416   10,714,616
  *T. Rowe Price Equity Index 500 Fund          Mutual Fund       109,343    2,588,153
   Fidelity Magellan Fund                       Mutual Fund       108,449    8,563,162
  *T. Rowe Price International Stock Fund       Mutual Fund       270,264    2,399,941
  *T. Rowe Price Mid-Cap Growth Fund            Mutual Fund        32,916    1,021,723
  *T. Rowe Price New Horizons Fund              Mutual Fund        95,153    1,580,486
  *T. Rowe Price Science & Technology Fund      Mutual Fund       108,765    1,351,946
  *T. Rowe Price Small-Cap Value Fund           Mutual Fund       104,038    2,282,597

MONEY FUNDS-
  *T. Rowe Price U.S. Treasury Money Fund       Money Fund      3,791,808    3,791,808

COMMON STOCKS -
  *Covanta Stock Fund                           Common Stock      472,535        3,780

GUARANTEED INVESTMENT CONTRACTS
  Stable Value Fund                             GIC            12,080,357   12,080,357

PARTICIPANT LOANS -
 *Notes receivable from participants (with Interest Loans                    1,501,266
     from 5.25% to 10.5%; maturity from 2003 to 2012)                      ------------

TOTAL                                                                      $56,800,405
                                                                           ============

*Permitted party-in-interest.


Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Covanta Energy Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    Covanta Energy Savings Plan


Date:   June 27, 2003               By: /s/ Stephen M. Gansler
        -------------------------   --------------------------------------------
                                    Stephen M. Gansler
                                    Plan Administrator

                                  EXHIBIT INDEX


Exhibit Number     Description of Exhibit
--------------     ----------------------

23.1               Consent of Independent Auditors
99.0 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002